October 23, 2017
Ms. Cecilia Blye
Chief, Office of Global Security Risk
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3561

RE:    SEC Comment Letter dated September 21, 2017
The Walt Disney Company
Form 10-K for the fiscal year ended October 1, 2016
Filed November 23, 2016
File No. 1-11605

Dear Ms. Blye:

By this letter, I am confirming my conversation with you earlier today that the deadline for responding to the above referenced comment letter has been extended to October 27, 2017.
Should you have any further questions, please do not hesitate to call me at (818) 560-4645.

Sincerely,

/s/ Alicia Schwarz
Principal Counsel
Corporate Legal

cc:    Pradip Bhaumik, Special Counsel, Office of Global Security Risk
Alan Braverman, Senior Executive Vice President, General Counsel and Secretary
Christine M. McCarthy, Senior Executive Vice President and Chief Financial Officer
Brent A. Woodford, Executive Vice President, Controllership, Financial Planning and Tax
Roger Patterson, Associate General Counsel and Assistant Secretary